Exhibit 4.4– Form of Non-Qualified Stock Option Agreement

FPB BANCORP, INC.

NON-QUALIFIED STOCK OPTION GRANT

     This Non-Qualified Stock Option Grant, dated July 16, 2003, is made by FPB Bancorp, Inc., a Florida corporation maintaining current administrative offices at 1301 SE Port St. Lucie Boulevard, Port St. Lucie, Florida 34952 (“FPB”), to and in favor of ________________ (the “Optionholder”):

     1. By appropriate action of First People’s Bank’s (“Bank”) Board of Directors taken December 9, 1998, which was ratified by its shareholders on January 14, 1999, and by subsequent amendatory action taken by the Board on May 19, 1999, the Bank placed into operation, as of the date of such Director action, the Bank’s 1998 Stock Option Plan for Employees and Directors (the “Plan”). The Plan was assumed by FPB on December 3, 2001. The Plan is intended to: (a) qualify as an Incentive Stock Option Plan under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), pursuant to which options to acquire shares of FPB’s authorized but unissued common voting stock, $0.01 par value, may be granted under conditions that may cause the deferral of recognition of any gain realized at the time the option is exercised until the later sale of the acquired shares (the “Statutory Options”); and (b) constitute a separate plan under which options not qualifying under that Code section for such deferral treatment may be granted (the “Non-Statutory Options”); and 122,666 such shares (subject to automatic adjustment as described in the Plan) (hereinafter the “Shares”) have been reserved for issuance under the Plan, upon exercise of such Statutory and Non-Statutory Options as shall be granted during its term of existence.

     2. The Board of Directors has assigned to its Compensation Committee (or to itself in the absence of such Committee) the responsibility for Plan administration and for the selection of: (a) employees who will be granted Statutory or Non-Statutory Options, and (b) directors who will be granted Non-Statutory Options to acquire a portion of the Shares. In that regard, the Committee has, by appropriate action, determined and directed that the Optionholder should be, and is hereby, granted a Non-Statutory Option to purchase ___ Shares, subject to the terms, conditions and limitations of the Plan, all of which are hereby incorporated into this grant by specific reference thereto and are made a part hereof, and of this Option Grant, in exchange for the payment of a purchase or exercise price equal to the current fair market value of such shares, which the Board of Directors has determined through the good faith exercise of its best judgment to be $10.50 per Share (the “Option”). If any conflict develops between the terms of this grant and the Plan, the Plan shall always control.

     3. The Option shall be exercisable only after the expiration of a 12-month period measured from the date hereof, and shall thereafter, during each of the two succeeding 12-month periods, be subject to exercise only to the extent of one-third of the total number of Shares subject to purchase hereunder, together with any number which could have been but were not exercised during a previous period. After expiration of 36 months, also measured form the date hereof, the Option shall be exercisable as to any Shares not previously acquired. To the extent entitled to do so, the Optionholder may exercise this Option by delivering written notice of exercise to the Compensation Committee, the office of the President or Secretary of FPB, or to such other location as may be designated by the Committee or the Board, specifying the number of Shares with respect to which the Option is being exercised. Such notice shall be accompanied by payment (in cash or its equivalent) of the full purchase price of the Shares being acquired. ANY PROVISION HEREIN TO THE CONTRARY NOTWITHSTANDING, IF ANY ELEMENT OF THE BANK’S CAPITAL IS DETERMINED BY THE BANK’S STATE OR PRIMARY FEDERAL REGULATORY AGENCY AS BEING BELOW THEN APPLICABLE MINIMUM REGULATORY REQUIREMENTS, THE OPTIONHOLDER SHALL, AT THE REQUEST OF THE BANK’S PRIMARY FEDERAL REGULATOR, EITHER EXERCISE THE VESTED PORTION OF THIS OPTION OR FORFEIT THE SAME.

     4. This Option shall expire and all rights to purchase Shares hereunder shall cease ten years after the date hereof. During its pendency, however, it may be exercised only by the Optionholder within the period of his service with FPB as a non-employee director, or within the three month period following Normal termination (as defined in the Plan) of such service for any reason other than death or Disability (as defined in the Plan) or Cause (as defined below).

     5. If the Optionholder dies or is terminated from the designated service with FPB by reason of Disability and before fully exercising any portion of the Option which may then be exercisable, the Option may be exercised, in the case of death, by the Optionholder’s legal representative(s), heir(s), or devisee(s), or in the case of a Disability termination of service only by the Option holder, at any time within the 12-month period following a death or Disability related termination of service, but only with respect to the Shares which could be purchased by the Optionholder at the time of death or Disability-based service termination. If the Optionholder is terminated from service for Cause, the right of exercise shall cease upon the date of such termination. For purposes of this instrument, “Cause” shall be deemed to mean:

i.	The Optionholder’s repeated willful misconduct or gross negligence;

ii.	The Optionholder’s repeated conscious disregard of his obligations under any written duties reasonably assigned to him by the Board of Directors or, as applicable, any elected officer;

iii.	The Optionholder’s repeated conscious violation of any provision of FPB’s bylaws or of its other stated policies, standards or regulations;

iv.	The Optionholder’s commission of any act involving fraud; or

v.	A determination that the Optionholder has demonstrated a dependence upon any addictive substance, including alcohol, controlled substances, narcotics or barbiturates;

provided, that if the Board of Directors desires to terminate the Optionholder for any of the reasons set forth in: (1) clause (i), (ii) or (iii), FPB, within the 60-day period immediately following each alleged commission of a proscribed act or omission, shall have furnished to the Optionholder a written description of the allegedly proscribed act or omission and a statement advising him that FPB views such conduct as being of the type which could lead to a termination of the Optionholder for Cause; (2) clause (ii) or (iii), the Board must be able to demonstrate that the Optionholder has been furnished with a copy of the written duty, bylaws provision, policy, standard or regulation, the violation of which the Optionholder is being accused, at a time prior to the alleged commission of the violation; or (3) clause (iv) or (v), the Board shall first be required to obtain an opinion from Bank counsel to the effect that there is an adequate basis upon which either such determination may be made.

     6. This Option is granted upon the express condition that the purchase of Shares upon an exercise thereof shall be made by the Optionholder for investment purposes only and not with a view to their resale or further distribution unless such Shares, at the timer of their issuance and delivery, are the subject of an effective registration statement under the Securities Act of 1933, as amended (the “Act”), or, alternatively, at some time following such issuance their resale is determined by counsel to the Bank to be exempt from the registration requirements of the Act and of any other applicable law, regulation or ruling.

     IN WITNESS WHEREOF, the Board of Directors has caused this Non-Statutory Option Grant to be executed by the appropriate officers of FPB.

Attest:	FPB BANCORP, INC.

By:	By:

Robert L. Schweiger, Secretary	David W. Skiles, President